300 Park Avenue

New York, New York 10022-7499

VIA EDGAR

October 31, 2007

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W., Stop 5-10

Washington, D.C. 20549-0510

Attn:	Rufus Decker

    Accounting Branch Chief

Re:	Colgate-Palmolive Company (“the Company”) Form 10-K for the year ended December 31, 2006 and Form 10-Q for the quarterly period ended June 30, 2007

Dear Mr. Decker:

We are pleased to respond to the comments included in your letter dated October 17, 2007 regarding our most recently filed reports on Forms 10-K and 10-Q, as indicated above. For your convenience, each of your comments is repeated below followed by our response.

Form 10-K for the year ended December 31, 2006

1.	Where a comment below requests additional disclosure or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Response

Our responses include examples of the additional disclosures or other revisions that will be included in future filings.

Management’s Discussion and Analysis

Results of Operations, page 12

2.	You disclose the percentage change in sales amounts excluding the impact of divestments. These amounts constitute non-GAAP measures. Please revise your MD&A for each period presented to remove these non-GAAP measures and instead discuss the changes between periods in your GAAP financial statement line items. Amounts that are a business reason for the change between periods should be discussed as one of the business reasons for the change in the applicable GAAP financial statement line item between periods. Please make the appropriate revisions.

Response

The Company believes this non-GAAP financial measure provides useful supplemental information to investors regarding the underlying business trends and performance of the Company’s on-going operations and is useful for period over period comparisons of such operations. In future filings, the Company will separately disclose the impact of divestments and acquisitions following the disclosure of the percentage change in sales calculated in accordance with GAAP, to facilitate the reconciliation between the GAAP and non-GAAP sales measures. For example, the following disclosure would have been included in the Company’s Form 10-K for the year ended December 31, 2006 to explain the changes in worldwide net sales as follows:

Worldwide Net sales were $12,237.7 in 2006, up 7.5% from 2005 driven by unit volume gains of 5.5%, net selling price increases of 1.5% and a positive foreign exchange impact of 0.5%. The divestments of the heavy-duty laundry detergent business in North America and Southeast Asia reduced sales for the year ended December 31, 2006 by 1.5% versus 2005. Excluding the impact of the 2005 divestment of the Company’s heavy-duty laundry detergent business in North America and Southeast Asia, sales increased 9.0% in 2006 on volume growth of 7.0%.

Net sales in the Oral, Personal and Home Care segment were $10,568.6 in 2006, up 7.0% from 2005 driven by volume growth of 5.0%, net selling price increases of 1.0% and a positive foreign exchange impact of 1.0%. The divestments of the heavy-duty laundry detergent business in North America and Southeast Asia reduced sales for the year ended December 31, 2006 by 2.0 % versus 2005. Excluding the impact of the 2005 divestments of the Company’s heavy-duty laundry detergent business in North America and Southeast Asia, sales increased 9.0% on volume growth of 7.0%. The May 2006 acquisition of Tom’s of Maine, Inc. did not have a material impact on reported sales, net income and earnings per share for the year ended December 31, 2006.

The following disclosure regarding non-GAAP measures will also be included in future filings (as applicable):

Net sales and volume growth both worldwide and in relevant geographic divisions are discussed both as reported and excluding divestments. Management believes this provides useful information to investors as it allows comparisons of Net sales and volume growth from on-going operations.

Restructuring Activities, page 18

3.	You disclose that savings related to the 2004 Restructuring Program are expected to be in the range of $325 and $400 annually by 2008. Please also disclose the expected effect on future cash flows in accordance with SAB Topic 5:P.4.

Response

The following disclosure will be included in future filings:

Savings are projected to be in the range of $400 and $475 pretax ($300 to $350 aftertax) annually by 2008, substantially all of which is expected to increase future cash flows.

Financial Statements

Statements of Retained Earnings, Comprehensive Income and Changes in Capital Accounts, page 40

4.	Please revise the heading for the common shares column to indicate that this column represents the number of shares outstanding instead of the number of shares issued.

Response

In future filings, the column heading will be changed to “Common Shares Outstanding.”

Notes to Financial Statements

Note 4. Restructuring Activities, page 46

5.	You state that the cost of implementing the 2004 Restructuring Program is estimated to result in cumulative pretax charges, once all the phases are approved and implemented, totaling between $750 and $900. Please provide a breakdown of these total estimated costs by major type of cost as well as the cumulative costs incurred by major type. Refer to paragraph 20(b)(1) of SFAS 146.

Response

The following disclosure will be included in future filings:

It is estimated that the total cumulative pretax charges of implementing the 2004 Restructuring Program, once completed, will be comprised of the following: termination benefits (40%), incremental depreciation (20%), asset impairments (5%) and other charges consisting primarily of implementation related charges resulting directly from exit activities (20%) and the implementation of new strategies (15%).

In future filings, the Company will also disclose the breakdown of cumulative costs incurred by major type. For example, the following disclosure would have been included in the Company’s Form 10-K for the year ended December 31, 2006:

Since the inception of the 2004 Restructuring Program in December 2004, the Company has incurred total pretax cumulative charges of $646.9 ($479.4 aftertax) in connection with the implementation of various projects in the following categories:

Cumulative Charges as of December 31, 2006
Termination Benefits	$312.9
Incremental Depreciation	160.1
Asset Impairments	58.8
Other	115.1

Total cumulative 2004 Restructuring Program charges, pretax	$646.9

6.	Given that approximately 20% of the restructuring charges recorded in 2006 are reflected in the other column, please also provide a description of the types of charges included in this column as well as any adjustments made to previously recorded liabilities related to these charges.

Response

In future filings, the Company will include within the Restructuring and Related Implementation Charges Note a description of the types of charges included in the other column as well as any adjustments made to previously recorded liabilities related to these charges. For your reference, the following disclosure will be included in future filings to explain the components of other charges since the inception of the 2004 Restructuring Program:

Other charges represent implementation related charges resulting directly from exit activities and the implementation of new strategies as a result of the 2004 Restructuring Program. These charges include ramp-down costs related to the closure of existing facilities, start-up costs for new facilities, and third-party incremental costs related to the development and implementation of new business and strategic initiatives.

Note 2. Summary of Significant Accounting Policies

Marketing Costs, page 43

7.	Please disclose the amount of advertising costs included in selling, general and administrative expenses for each period presented. Refer to paragraph 49(c) of SOP 93-7.

Response

Please note, on page 68 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2006, we disclosed the amount of advertising costs included in selling, general and administrative expenses for each period presented.

Note 5. Goodwill and Other Intangible Assets, page 48

8.	Please disclose the weighted average amortization period for each intangible asset class including trademarks. Refer to paragraph 44(a)(3) of SFAS 142.

Response

In future filings, the Company will include the weighted-average amortization period in total and by major intangible asset class for all significant acquisitions. For example, the following disclosure would have been included in the Company’s Form 10-K for the year ended December 31, 2006:

The total amount assigned to other intangible assets in relation to the acquisition of Tom’s of Maine was $34.0 and included trademarks and other finite life intangible assets of $28.0 and $6.0, respectively. The weighted average amortization period of other intangible assets acquired was approximately 23 years, and included trademarks and other finite life intangible assets with weighted average amortization periods of 25 and 15 years, respectively.

Note 12. Earnings Per Share, page 63

9.	On page 54, you disclose that the preference stock pays semiannual dividends equal to the higher of $2.44 or the current dividend paid on eight common shares for the comparable six-month period. Please tell us what consideration you gave to using the two-class method of computing EPS. Refer to EITF 03-6 and paragraphs 60 and 61 of SFAS 128.

Response

The Company considered EITF 03-06 and paragraphs 60 and 61 of SFAS 128 in connection with the calculation of its Basic earnings per share (“EPS”). Specific to the calculation are the following factors:

•

Dividend payments on the Series B Preference Stock rank senior to and are not contingent on whether the Company declares a dividend on its common stock. No dividend can be declared or paid on the Company’s common stock unless the full cumulative dividends on the Series B Preference Stock have been declared and paid.

•

Dividends on shares of the Series B Preference Stock are set at the higher of $4.88 per share payable semi-annually in arrears, or eight times the cash dividends declared per share on the company’s common stock since the last Series B Preference Stock dividend payment.

•

In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company, the Series B Preference Stock ranks senior to the Company’s common stock and has a redemption amount which is limited to $65 per share plus any cumulative accrued and unpaid dividends. Holders of shares of Series B Preference Stock are not entitled to any further right or claim to any of the remaining assets or undistributed earnings of the Company.

•

The dividend on the Series B Preference Stock is a funding vehicle for the Company’s ESOP and, accordingly, any increase in the Preference dividend is offset by reductions in supplemental contributions by the Company to the ESOP.

Based on the contractual terms of the Series B Preference Stock, applying the two-class method of computing Basic EPS results in no allocation of undistributed earnings to the shares of Series B Preference Stock at the end of each reporting period. As all of the undistributed earnings at the end of each reporting period are allocated to shares of the Company’s common stock under the two-class method, the Company calculates Basic EPS pursuant to paragraphs 8-10 of SFAS 128. However, even if there were an allocation of undistributed earnings, since the dividends are a funding vehicle for the Company’s leveraged ESOP as described above, the impact on Basic EPS for common shares would not be material.

Note 14. Segment Information, page 66

10.	You provide a description of the items included under corporate operations. Please disclose why these corporate amounts were not allocated to reportable segments. Please also disclose what identifiable assets, aside from benefit plan assets, are included under corporate as of each balance sheet date. See paragraph 31 and 32 of SFAS 131.

Response

For your reference the following disclosure (as applicable) will be included in future filings to explain why corporate amounts were not allocated to reportable segments:

Corporate operations include restructuring and related implementation costs, stock-based compensation related to stock options and restricted stock awards, research and development costs, Corporate overhead costs, gains and losses on sales of non-core brands and assets, and SFAS 88 pension charges. The Company reports these items within Corporate operations as they relate to Corporate based responsibilities and decisions and are not included in the internal measures of segment operating performance used by the Company in order to measure the underlying performance of the business segments.

The following disclosure will be included in future filings regarding Corporate identifiable assets included within the Segment Information Note:

Corporate identifiable assets primarily consist of U.S. benefit plan assets (72%) and investments in equity securities (20%).

Form 10-Q for the Quarter ended June 30, 2007

General

11.	Please address the above comments in your interim filings as well.

Response

As requested, we will address the above comments in our future filings on Form 10-Q as applicable, beginning with the quarter ended September 30, 2007.

Controls	and Procedures, page 23

12.	Please state your conclusion about the effectiveness of disclosure controls and procedures while providing the complete definition of disclosure controls and procedures. Alternatively, in a similar manner to your Form 10-K for the year ended December 31, 2006, you may simply state that your disclosure controls and procedures are effective, or not effective, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rules 13a-15(e) and 15d-15(e).

Response

In future filings we will state our conclusion about the effectiveness of disclosure controls and procedures in a similar manner to our disclosure included in our Form 10-K for the year ended December 31, 2006, stating that the Company’s disclosure controls and procedures are effective, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rules 13a-15(e) and 15d-15(e).

*                 *                 *

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above is responsive to the requests for additional information raised in your letter and it is our intention to include additional disclosures in future filings as we have described above. Should you have any questions or wish to discuss any of the above responses, please do not hesitate to contact either of the undersigned at (212) 310-2194 for Steve Patrick or (212) 310-2636 for Dennis Hickey.

Very truly yours,

/s/ STEPHEN C. PATRICK
Stephen C. Patrick
Chief Financial Officer

/s/ DENNIS J. HICKEY
Dennis J. Hickey
Vice President and
Corporate Controller

cc:	Ian Cook, President
and Chief Executive Officer